Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Fidelity National Financial, Inc.:

We consent to the use of our report dated February 27, 2017, except Notes A and G, as to which are as of February 23, 2018 and Note S, as to which is as of May 30, 2018, with respect to the Consolidated Balance Sheet of Fidelity National Financial, Inc. as of December 31, 2016, and the related Consolidated Statements of Earnings, Comprehensive Earnings, Equity, and Cash Flows for each of the years in the two-year period ended December 31, 2016, and all related financial statement schedules, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Jacksonville, Florida

July 12, 2018